

CHARLES RIVER ASSOCIATES INCORPORATED

Notice of Annual Meeting of Stockholders
to be held on April 18, 2003

Charles River Associates Incorporated hereby gives notice that it will hold its annual meeting of stockholders at the offices of Foley Hoag LLP, 155 Seaport Boulevard, 13th floor, Boston, Massachusetts on Friday, April 18, 2003, beginning at 10:00 A.M., local time, for the following purposes:

1. To consider and vote upon the election of one Class II director;

2. To ratify the appointment by the board of directors of Ernst & Young LLP as our independent public accountants for the current fiscal year; and

3. To transact such further business as may properly come before the annual meeting or any adjournment thereof.

Our board of directors has fixed the close of business on Monday, March 10, 2003, as the record date for the determination of the stockholders entitled to receive notice of, and to vote at, the annual meeting and any adjournment thereof. Only stockholders of record on March 10, 2003, are entitled to receive notice of, and to vote at, the annual meeting or any adjournment thereof.

By order of the board of directors,

Peter M. Rosenblum

Peter M. Rosenblum
Clerk

Boston, Massachusetts
March 21, 2003

YOUR VOTE IS IMPORTANT

**Please sign and return the enclosed proxy, whether or not you
plan to attend the annual meeting.**

CHARLES RIVER ASSOCIATES INCORPORATED

200 Clarendon Street
Boston, Massachusetts 02116
(617) 425-3000

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
to be held on April 18, 2003

This proxy statement relates to the 2003 annual meeting of stockholders of Charles River Associates Incorporated. The annual meeting will take place as follows:

Date: April 18, 2003

Time: 10:00 A.M.

Place: Foley Hoag LLP
155 Seaport Boulevard
13th Floor
Boston, Massachusetts

Our board of directors is soliciting proxies for the annual meeting and any and all adjournments of the annual meeting. The shares represented by your properly signed proxy will be voted in accordance with your directions. If you do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered. You may revoke your proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to stockholders on or about March 26, 2003.

PROXY STATEMENT

TABLE OF CONTENTS

	Page
Annual Meeting of Stockholders	1
Purpose of the annual meeting	1
Record date	1
Quorum	1
Vote required; tabulation of votes	1
Solicitation of proxies	1
Proposal One — Election of Director	2
Executive Officers and Directors	3
Executive officers and directors	3
Committees and meetings of the board	5
Compensation committee interlocks and insider participation	5
Compensation of Directors and Executive Officers	5
Director compensation	5
Executive compensation	6
Equity compensation plans	8
Agreements with executive officers	9
Report of the Compensation Committee	9
Compensation committee report on executive compensation	9
Performance graph	12
Transactions with Related Parties	13
Stock restriction agreement	13
Payments to directors	13
Loans to executive officers	14
Security Ownership of Certain Beneficial Owners and Management	14
Principal stockholders	14
Report of the Audit Committee	16
Proposal Two — Ratification of Appointment of Independent Accountants	18
Audit fees	18
Financial information systems design and implementation fees	18
All other fees	18
Ratification of appointment	18
Section 16(a) Beneficial Ownership Reporting Compliance	19
Stockholder Proposals	19
Available Information	19

ANNUAL MEETING OF STOCKHOLDERS

Purpose of the annual meeting

At the annual meeting, we will submit the following two proposals to the stockholders:

Proposal One: To elect one Class II director for a three-year term; and

Proposal Two: To ratify the appointment of Ernst & Young LLP as our independent public accountants for fiscal 2003.

Our board of directors does not intend to present to the annual meeting any business other than the proposals described in this proxy statement. Our board of directors was not aware, a reasonable time before mailing this proxy statement to stockholders, of any other business that properly may be presented for action at the annual meeting. If any other business should come before the annual meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on Monday, March 10, 2003, as the record date for the annual meeting. Only stockholders of record at the close of business on that date are entitled to receive notice of the annual meeting and to vote at the annual meeting. At the close of business on the record date, there were issued and outstanding 9,011,382 shares of our common stock. Each share of common stock outstanding on the record date will be entitled to cast one vote.

Quorum

Our by-laws provide that a quorum consists of a majority in interest of all shares of common stock issued, outstanding and entitled to vote at the annual meeting. Shares of common stock represented by a properly signed and returned proxy will be treated as present at the annual meeting for purposes of determining the existence of a quorum at the annual meeting. In general, votes withheld from the nominee for election as director, abstentions, if applicable, and broker "non-votes," if applicable, are counted as present or represented for purposes of determining the existence of a quorum at the annual meeting. A "non-vote" occurs when a broker or nominee holding shares for a beneficial owner returns a proxy but does not vote on a proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Vote required; tabulation of votes

A plurality of the votes properly cast at the annual meeting will be necessary to elect the Class II director (Proposal One). A majority of the votes properly cast at the annual meeting will be necessary to ratify the appointment of our independent accountants (Proposal Two). Abstentions and broker "non-votes" will not be included in calculating the number of votes cast on any proposal.

Our transfer agent, EquiServe, will tabulate the votes at the annual meeting. EquiServe will tabulate separately the vote on each matter submitted to stockholders.

Solicitation of proxies

No compensation will be paid by any person in connection with our solicitation of proxies. We will reimburse brokers, banks and other nominees for the out-of-pocket expenses and other reasonable clerical expenses they incur in obtaining instructions from beneficial owners of our common stock. In addition to our solicitation by mail, our directors, officers and employees may make special solicitations of proxies personally or by telephone, facsimile, courier or e-mail. We expect that the expense of any special solicitation will be nominal. We will pay all expenses incurred in connection with this solicitation.

PROPOSAL ONE

ELECTION OF DIRECTOR

Proposal One concerns the election of one director.

Our board of directors currently consists of eight directors and is divided into three classes as nearly equal in size as practicable. We refer to these classes as Class I, Class II and Class III. Directors serve for a term of three years and until their successors are duly elected and qualified.

Our board of directors has nominated Ronald T. Maheu to serve as a Class II director for a three-year term. Mr. Maheu currently serves as a Class II director, and his current term will expire at the annual meeting. Our board of directors elected Mr. Maheu as a Class II director on January 10, 2003, to fill a vacancy on our board. Our other current Class II director, Carl Kaysen, has decided to retire from our board of directors upon the expiration of his term at the annual meeting. Proxies will not be voted at the annual meeting for more than one candidate.

Mr. Maheu has agreed to serve if elected, and we have no reason to believe that he will be unable to serve. If he is unable or declines to serve as a Class II director at the time of the annual meeting, proxies will be voted for another nominee that our board will designate at that time.

Our board of directors recommends that you vote <u>FOR</u> the election of Mr. Maheu as a Class II director.

EXECUTIVE OFFICERS AND DIRECTORS

Executive officers and directors

Our executive officers and directors are as follows:

Name	Age	Position
Rowland T. Moriarty(1)(2)(4)	56	Chairman of the board
Franklin M. Fisher(4)	68	Vice chairman of the board
James C. Burrows(4)	59	President, chief executive officer and director
J. Phillip Cooper	59	Chief financial officer, executive vice president and treasurer
Robert J. Larner..........................	61	Executive vice president
C. Christopher Maxwell	48	Executive vice president
William F. Concannon(2)(3)	47	Director
Carl Kaysen(3)	83	Director
Ronald T. Maheu(1)(3)....................	60	Director
Steven C. Salop	56	Director
Carl Shapiro	48	Director

(1) Member of the governance committee

(2) Member of the compensation committee

(3) Member of the audit committee

(4) Member of the executive committee

Rowland T. Moriarty has served as a director since 1986 and as our chairman of the board of directors since May 2002. From December 1992 until May 2002, Dr. Moriarty served as our vice chairman of the board of directors. Dr. Moriarty is also the chairman and a stockholder of NeuCo, Inc., one of our subsidiaries. Dr. Moriarty has served as chairman and chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc. and Trammell Crow Company.

Franklin M. Fisher has served as an outside expert and a director since 1967. Since May 2002, Dr. Fisher has served as our vice chairman of the board of directors. From April 1997 until May 2002, Dr. Fisher served as our chairman of the board of directors. Dr. Fisher has been a professor of economics at the Massachusetts Institute of Technology since 1965, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research. He received his Ph.D. in economics from Harvard University in 1960.

James C. Burrows joined us in 1967 and has served as our president and chief executive officer since March 1995 and as a director since April 1993. Dr. Burrows is also a director of NeuCo. From December 1992 to February 2001, Dr. Burrows directed our legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a vice president and from June 1987 to December 1992 also directed our economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

J. Phillip Cooper has served as our chief financial officer and treasurer since January 2003 and as our executive vice president since February 2001. Dr. Cooper previously served as our interim chief financial officer from October 2002 to January 2003 and as our vice president of corporate development from May 2000 to February 2001. From November 1995 to May 2000, Dr. Cooper served as president of Kona Bay Associates, a consulting company. From August 1999 to May 2000, Dr. Cooper also served as chief executive officer of e-VIP, Inc., a boutique investment banking company, and from November 1996 to

July 1997, as chief executive officer of Newstar Technologies, Inc., an e-commerce, banking and real estate software company. Dr. Cooper received his Ph.D. in economics and finance from the Massachusetts Institute of Technology in 1972.

Robert J. Larner has served as our executive vice president and directed our legal and regulatory consulting practice since February 2001. Dr. Larner served as a vice president from December 1979 to February 2001. Dr. Larner also served as a director from April 1981 to March 1982 and from April 1988 to March 1989. Dr. Larner received his Ph.D. in economics from the University of Wisconsin in 1968.

C. Christopher Maxwell has served as our executive vice president since February 2001. Dr. Maxwell previously served as a vice president from April 1992 to February 2001. Dr. Maxwell received his Ph.D. in economics from Harvard University in 1983.

William F. Concannon has served as a director since June 2000. Since February 2001, Mr. Concannon has been the president of the global services group of Trammell Crow Company, a diversified commercial real estate firm, where he has been a director since 1991. Mr. Concannon has been president and chief executive officer of Trammell Crow Corporate Services, a real estate company, since July 1991. Mr. Concannon received his B.S. in accounting from Providence College in 1977. Mr. Concannon is also a director of FPDSavills.

Carl Kaysen has served as a director since 1986. From December 1992 to April 1997, Dr. Kaysen served as chairman of our board of directors. Since 1990, Dr. Kaysen has been professor emeritus of political economy in the School of Humanities and Social Science at the Massachusetts Institute of Technology. Dr. Kaysen received his Ph.D. in economics from Harvard University in 1954. Dr. Kaysen's term on our board of directors will expire at our annual meeting.

Ronald T. Maheu has served as a director since January 2003. Since 2000, Mr. Maheu has been a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners and from 1994 to 1998 led its finance committee, structuring oversight processes and risk assessments regarding business controls. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. As a member of the U.S. board, he served on its nominating committee and as chairman of its finance committee. As a member of the global board, he served on its finance, audit, and election committees. Mr. Maheu holds a B.A. from the College of the Holy Cross, an M.B.A. from Boston University, and an M.S. in taxation from Bentley College. He is also a director of Enterasys Networks, Inc.

Steven C. Salop has served as a director since September 1998 and as an outside expert since 1987. Dr. Salop has been professor of economics and law at the Georgetown University Law Center since August 1982. Dr. Salop has been the president of Salop Enterprises Inc., an economic consulting firm, since 1982. Dr. Salop previously served on our board of directors from June 1993 to April 1998. Dr. Salop received his Ph.D. in economics from Yale University in 1972.

Carl Shapiro has served as a director since June 2000 and as an outside expert since December 1998. Since 1990, Dr. Shapiro has been a professor of business strategy at the Haas School of Business at the University of California at Berkeley. Since 1998, he has also been the director of the Institute of Business and Economic Research at U.C. Berkeley. In October 1996, he co-founded The Tilden Group, LLC, an economic consulting firm that we acquired in December 1998. From August 1995 to June 1996, Dr. Shapiro served as Deputy Assistant Attorney General for Economics in the Antitrust Division of the United States Department of Justice. Dr. Shapiro received his Ph.D. in economics from the Massachusetts Institute of Technology in 1981.

Our board of directors is divided into three classes, one class of which is elected each year at the annual meeting of stockholders to hold office for a term of three years. Mr. Concannon and Drs. Moriarty and Salop serve as Class I directors; their terms of office expire in 2005. Dr. Kaysen and Mr. Maheu serve as Class II directors; their terms of office expire in 2003. Drs. Fisher, Burrows and Shapiro serve as

Class III directors; their terms of office expire in 2004. Each director also continues to serve as a director until his successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors.

There are no family relationships among our directors and executive officers.

Committees and meetings of the board

During the fiscal year ended November 30, 2002, our board of directors met five times and acted by unanimous written consent four times. Other than Dr. Salop, no incumbent director attended fewer than 75% of the total number of meetings held by the board and the committees of the board on which he served.

Our board of directors has a compensation committee, an audit committee, a governance committee and an executive committee. Our compensation committee is currently composed of Mr. Concannon and Dr. Moriarty. Our compensation committee met three times during fiscal 2002. Our audit committee is currently composed of Messrs. Concannon and Maheu and Dr. Kaysen. Our audit committee met five times during fiscal 2002. Our governance committee, currently composed of Mr. Maheu and Dr. Moriarty, nominates persons to serve as directors. Our governance committee may consider nominees recommended by stockholders, but has established no formal procedures for stockholders to follow to submit recommendations. Our governance committee met four times during fiscal 2002. Our executive committee, currently composed of Drs. Burrows, Fisher and Moriarty, was established by our board of directors in March 2002 and has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board. Our executive committee met once during fiscal 2002.

Compensation committee interlocks and insider participation

Our compensation committee is currently composed of Mr. Concannon and Dr. Moriarty. During part of fiscal 2002, Drs. Fisher, Kaysen and Salop were also members of the compensation committee. Dr. Moriarty is the chairman and a stockholder of NeuCo, one of our subsidiaries. For information concerning a stock restriction agreement to which Drs. Fisher, Kaysen, Moriarty and Salop are parties as well as payments we made to Drs. Fisher, Moriarty and Salop, see "Transactions with Related Parties."

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director compensation

In the beginning of fiscal 2002, we paid our non-employee directors an annual fee of $13,000 for their services as directors, plus $2,000 for each regular board meeting attended and $1,000 for each special board meeting attended. In addition to these fees, we also paid our chairman of the board an annual fee of $10,000 for his services as chairman of the board.

In March 2002, we increased the fee for each regular board meeting attended to $2,400. In addition, beginning in March 2002, we started to pay each non-employee director who serves as chair of any committee of the board an annual fee of $12,000 and each other non-employee director who serves as a member of any committee a fee of $1,000 per committee meeting attended. Dr. Moriarty also receives an annual fee of $150,000, as well as office space and support services, for his services as chairman of the board. Directors who are employees do not receive separate fees for their services as directors. See "Transactions with Related Parties — Payments to directors" for information concerning consulting fees we paid to some of our directors for their services as outside experts.

Under our 1998 Incentive and Nonqualified Stock Option Plan, each outside director who is re-elected as one of our directors or whose term continues after the annual meeting of stockholders will on the date of the annual meeting receive a nonqualified option to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of the common stock on that date. Each option will vest in full on the first anniversary of the date of grant and will have a term of ten years. Each person who is first elected an outside director will receive on the date of his or her election a nonqualified option to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of the common stock on that date. Each option will vest in three equal annual installments, commencing on the first anniversary of the date of grant, and will have a term of ten years. Under the terms of the stock option plan, an outside director is a director who is not an employee of our firm or any parent or subsidiary of our firm and is not a consultant who provides economic consulting services to or with our firm or any parent or subsidiary of our firm. Currently, our outside directors are Messrs. Concannon and Maheu and Drs. Kaysen and Moriarty.

In accordance with the terms of our stock option plan, in connection with our annual meeting of stockholders in April 2002, each of Messrs. Concannon and J. Robert S. Prichard and Drs. Kaysen and Moriarty received a nonqualified option to purchase 5,000 shares of common stock at an exercise price of $17.49 per share. Mr. Prichard served on our board of directors during fiscal 2002. Upon the election of Mr. Maheu as a director in January 2003, he received a nonqualified option to purchase 10,000 shares of common stock at an exercise price of $13.41 per share.

Executive compensation

Compensation summary.   The following table provides summary information concerning the compensation earned by our chief executive officer and other executive officers for services rendered in all capacities for the fiscal years ended November 25, 2000, November 24, 2001 and November 30, 2002. The table includes information regarding Michael J. Tubridy, who served as our chief financial officer from September 2001 to October 2002. We have not provided information concerning the compensation of any executive officer during any fiscal year in which he did not serve as an executive officer.

As of the date of this proxy statement, our compensation committee has not yet met to determine the final bonuses to be paid to our executive officers with respect to fiscal 2002. The amounts reflected in the "bonus" column of the following table with respect to fiscal 2002 represent minimum bonus amounts already paid to the executive officers. We will report final bonus amounts in our proxy statement for our annual meeting of stockholders in 2004.

Except with respect to Dr. Cooper and Mr. Tubridy, other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of those perquisites and other personal benefits was less than $50,000 and constituted less than ten percent of the executive officers' respective total annual salary and bonus. Other annual compensation reported for Dr. Cooper includes loan forgiveness of $39,333 in fiscal 2001 and $37,333 in fiscal 2002, which we describe in more detail under the heading "Transactions with Related Parties — Loans to executive officers." Other annual compensation reported for Mr. Tubridy represents loan forgiveness of $29,142 in fiscal 2002.

The column entitled "securities underlying options" represents shares of common stock issuable upon exercise of stock options granted under our stock option plan. The column entitled "all other compensation" represents our contributions to our savings and retirement plan of $8,500 in fiscal 2000 and 2001 and $6,800 in fiscal 2002 on behalf of each executive officer other than Mr. Tubridy, as well as premiums we paid for term life insurance for the benefit of the executive officers.

Summary compensation table

Name and principal position	Year	Annual compensation: Salary($)	Annual compensation: Bonus($)	Annual compensation: Other annual compen-sation($)	Long-term compensation Awards: Securities underlying options(#)	All other compen-sation($)
James C. Burrows	2002	$350,000	$165,000	—	10,000	$ 9,230
President and chief	2001	332,500	125,000	—	—	10,895
executive officer	2000	285,000	95,000	—	13,250	19,544
J. Phillip Cooper	2002	225,000	175,000	$41,593	7,500	7,640
Chief financial officer, executive vice president and treasurer	2001	186,538	145,000	41,164	5,000	9,145
Robert J. Larner	2002	226,000	125,000	—	4,520	9,703
Executive vice president	2001	187,981	180,800	—	5,000	12,210
C. Christopher Maxwell	2002	229,808	156,731	—	4,700	8,565
Executive vice president	2001	206,251	196,000	—	—	10,145
Michael J. Tubridy	2002	182,443	82,350	29,142	10,000	—
Former chief financial officer, executive vice president and treasurer	2001	45,962	25,000	—	50,000	—

Option grants in last fiscal year. The following table provides information concerning stock options granted to the executive officers named in the summary compensation table.

In fiscal 2002, we granted to our employees options to purchase an aggregate of 562,820 shares of common stock under our stock option plan. In accordance with our stock option plan, all options were granted with an exercise price equal to fair market value as determined by our board of directors on the date of grant.

Amounts reported in the last two columns represent hypothetical values that may be realized upon exercise of the options immediately before the expiration of their term, assuming the specified compounded rates of appreciation of the price of our common stock over the term of the options. These numbers are calculated based on the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings depend on the timing of the exercise of the option and the sale of the common stock, as well as the future performance of the common stock. The rates of appreciation assumed in this table may not be achieved and the officers may never receive the amounts reflected. This table does not take into account any change in the price of the common stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

Option grants in last fiscal year

Name	Individual grants				Potential realizable value at assumed annual rates of stock price appreciation for option term	
	Number of securities underlying options granted (#)(1)	Percent of total options granted to employees in fiscal year	Exercise price ($/share)	Expiration date	5% ($)	10% ($)
James C. Burrows	10,000	1.8%	$13.75	May 30, 2012	$86,473	$219,140
J. Phillip Cooper	7,500	1.3%	13.75	May 30, 2012	64,855	164,355
Robert J. Larner	4,520	0.8%	13.75	May 30, 2012	39,086	99,051
C. Christopher Maxwell	4,700	0.8%	13.75	May 30, 2012	40,642	102,996
Michael J. Tubridy	10,000	1.8%	13.75	May 30, 2012	86,473	219,140

(1) Represents shares of common stock issuable upon exercise of incentive and nonqualified options granted under our stock option plan. The options granted vest on May 30, 2003.

Fiscal year-end option values. The following table provides information concerning stock options held at November 30, 2002 by the executive officers named in the summary compensation table. The stock options attributed to Dr. Cooper are held by a third party in an irrevocable trust for the benefit of certain members of Dr. Cooper's family.

These values are based on $15.68 per share, the last sale price of our common stock on November 29, 2002, as reported on the Nasdaq National Market. Actual gains, if any, on exercise will depend on the value of the common stock on the date of the sale of the shares.

Fiscal year-end option values

Name	Number of securities underlying unexercised options at fiscal year-end		Value of unexercised in-the-money options at fiscal year-end ($)	
	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
James C. Burrows	16,777	16,473	—	$ 19,300
J. Phillip Cooper	40,250	37,250	$186,101	152,630
Robert J. Larner..................	7,500	9,520	12,278	33,076
C. Christopher Maxwell	21,252	8,448	—	9,071
Michael J. Tubridy................	—	—	—	—

Equity compensation plans

The following table provides information as of November 30, 2002 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements.

The equity compensation plans approved by our stockholders are our 1998 incentive and nonqualified stock option plan and our 1998 employee stock purchase plan. As of November 30, 2002, we did not have any equity compensation plans not approved by our stockholders.

Equity compensation plan information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#)
	(a)	**(b)**	**(c)**
Equity compensation plans approved by stockholders	1,859,020	$15.33	764,357(1)
Equity compensation plans not approved by stockholders	—	—	—
Total	1,859,020	$15.33	764,357

(1) Includes 211,777 shares of common stock reserved for future issuance under our 1998 employee stock purchase plan. In addition, our 1998 incentive and nonqualified stock option plan contains a provision that automatically increases the number of shares available for issuance under the plan on an annual basis by the lesser of 400,000 shares or 4% of the number of shares of common stock outstanding at the end of each fiscal year. In accordance with this provision, on December 1, 2002 the maximum number of shares issuable under our stock option plan was increased by 360,455.

Agreements with executive officers

In May 2000, we entered into a letter agreement with Dr. Cooper. The agreement provides that, if we terminate Dr. Cooper's employment not-for-fault before age 65 or if his employment is terminated as a result of a change of control, including any resignation after a change of control, we will pay Dr. Cooper a lump sum equal to the greater of $100,000 or our normal termination pay for someone of his seniority and tenure. In the event of such termination, we also agreed to accelerate the vesting of his options by one year and continue his employee benefits for one year. The agreement also provides for a loan to Dr. Cooper, which is more fully described in "Transactions with Related Parties — Loans to executive officers."

In October 2002, Mr. Tubridy resigned as our chief financial officer. In recognition of his contributions, the compensation committee of our board of directors awarded Mr. Tubridy a payment of $82,500, which was paid in October 2002. We also agreed to pay for the continuation of Mr. Tubridy's health, dental and medical reimbursement coverage for a period of 18 months. Mr. Tubridy released us from any other obligations we may have had to him.

REPORT OF THE COMPENSATION COMMITTEE

The compensation committee established by our board of directors is currently composed of Mr. Concannon and Dr. Moriarty. The compensation committee has general responsibility for our executive compensation policies and practices, including making specific recommendations to the board concerning salaries and incentive compensation for our executive officers. The following report is made by Mr. Concannon and Dr. Moriarty, as the members of the compensation committee during fiscal 2002, and summarizes our executive officer compensation policies for fiscal 2002.

Compensation committee report on executive compensation

Compensation objectives. Our firm's executive compensation programs are generally designed to relate a substantial part of executive compensation to improvements in our firm's financial performance and corresponding increases in stockholder value. Decisions concerning executive compensation are intended to:

- establish incentives that will link executive officer compensation to our firm's financial performance and that will motivate executives to attain our firm's annual financial targets; and

9

- provide a total compensation package that is competitive among companies offering consulting services and that will assist our firm in attracting and retaining executives who will contribute to our firm's long-term financial success.

The Securities and Exchange Commission requires that this report comment upon the compensation committee's policy with respect to Section 162(m) of the Internal Revenue Code, which limits our firm's tax deduction for compensation in excess of $1.0 million paid to our firm's chief executive officer and our firm's four other most highly compensated executive officers at the end of any fiscal year unless the compensation qualifies as "performance-based compensation." The compensation committee's policy with respect to Section 162(m) is to make a reasonable effort to cause compensation to be deductible by our firm while simultaneously providing executive officers of our firm with appropriate rewards for their performance.

Executive compensation programs.   Our firm's compensation package consists of three principal components:

- salary;

- discretionary bonuses; and

- where appropriate to provide longer-term incentive to executive officers, stock options.

Our firm's executive officers are also eligible to participate in other employee benefit plans, including health, life insurance and medical reimbursement plans and a 401(k) retirement plan, on substantially the same terms as other vice presidents who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under these plans.

In setting salaries for our firm's executive officers for fiscal 2002, we considered the salaries we paid our executive officers in fiscal 2001. We considered information available to us regarding the salaries and overall compensation paid to persons having comparable responsibilities at private consulting firms with which our firm competes. We evaluated the experience, talents and capabilities of our executive officers relative to their peers at competing firms, and attempted to establish salaries that our executive officers would find attractive.

Our firm's executive officer compensation policy emphasizes bonuses and stock options which align the interests of management with the stockholders' interest in the financial performance of our firm for the fiscal year and the longer term. We have not determined the final bonuses to be paid to our executive officers with respect to fiscal 2002. We have, however, established minimum bonus amounts for our executive officers, which are based on our judgment of their relative contributions to our improved financial performance. We also decided to pay our former chief financial officer a pro-rated portion of his anticipated bonus for fiscal 2002 as recognition for his contributions to our firm.

In fiscal 2002, stock options were a component of our firm's approach to compensation for all of our executive officers, including our chief executive officer. See "Option grants in last fiscal year." We made our recommendations regarding stock option grants to our executive officers in May 2002, during the process of deciding upon final cash bonuses for fiscal 2001. We recommended altering the mix of non-salary compensation to substitute stock options for a portion of each executive officer's incentive compensation that we would otherwise have paid as a cash bonus. Because these stock option awards were a substitute for cash bonuses, we decided that a one-year vesting period was more appropriate than our historical practice of having a longer vesting period. The compensation committee continues to believe that stock options provide a significant incentive to executive officers to remain with our firm and create long-term value for its stockholders. In determining the size of the stock option grants recommended for these executive officers, we emphasized the seniority and responsibilities of the executives, the practice of certain peers with respect to option grants, the performance of the executives, the number and exercise price of any stock options previously granted to them and, in one case, our prior commitment to the executive officer.

Chief executive officer compensation.   Consistent with our compensation policies for our other executive officers, our approach to the chief executive officer's compensation package in fiscal 2002 was to be competitive with comparable companies offering consulting services and to tie a large percentage of the chief executive officer's eligible compensation to our firm's performance. We believe that this approach provides additional incentive to the chief executive officer to achieve our firm's performance goals and enhance stockholder value.

Salary for our firm's chief executive officer was designed to give him assurance of a base level of compensation commensurate with his position and duration of employment with our firm and to be competitive with salaries for officers holding comparable positions with companies offering consulting services. Last year we increased the base salary of our chief executive officer from $285,000 to $350,000, and this year we decided that no further increase was necessary.

We awarded our chief executive officer a bonus of $300,000 with respect to fiscal 2001. However, our chief executive officer elected to limit his bonus to $125,000 in order to increase the bonus pool for other employees for fiscal 2001.

We have not established the final amount of the chief executive officer's bonus for fiscal 2002. However, we have already awarded him a minimum bonus of $165,000 for fiscal 2002. In establishing this minimum bonus amount, we have given primary consideration to our judgment regarding the chief executive officer's relative contribution to the increases in our revenues and net income in fiscal 2002 and his vital efforts in helping to complete our acquisition of the North American and U.K. operations of Arthur D. Little's Chemical and Energy practice, which we believe will contribute to the long-term value of our firm.


The compensation committee

William F. Concannon
Rowland T. Moriarty


Performance graph

The following graph compares the performance of our cumulative stockholder return with that of the Nasdaq Stock Market Index for U.S. Companies, a broad market index, and a peer group of companies selected on a line-of-business basis. The peer group consists of Caminus Corporation, DiamondCluster International, Inc., Exponent, Inc. and Navigant Consulting, Inc., which represents a change from the peer group we used in the proxy statement for our 2002 annual meeting. In that proxy statement, the peer group consisted of Forrester Research, Inc., Navigant Consulting, Inc. and Superior Consultant Holdings Corporation. We believe that the new peer group is a more relevant comparison to our business model and industry than the former peer group. In selecting the new peer group, we also focused on companies with a comparable market capitalization. The cumulative stockholder returns for shares of our common stock and for the market index and the peer group indices are calculated assuming $100 was invested on April 24, 1998, the date on which our common stock commenced trading on the Nasdaq National Market, and assuming shares of our common stock were purchased at the initial public offering price of the common stock. The inclusion of Caminus in the peer group begins with the date of its initial public offering on January 28, 2000. We paid no cash dividends during the period shown. The performance of the market index and the peer group indices is shown on a total return (dividends reinvested) basis.



	Value of investment ($)					
	4/24/98	**11/28/98**	**11/27/99**	**11/25/00**	**11/24/01**	**11/30/02**
Charles River Associates	$100	$122	$169	$ 57	$106	$ 85
Peer Group	$100	$107	$ 73	$ 41	$ 24	$ 12
Former Peer Group	$100	$114	$ 51	$ 47	$ 27	$ 24
Nasdaq Stock Market (U.S.)	$100	$109	$185	$157	$103	$ 80

12

TRANSACTIONS WITH RELATED PARTIES

Stock restriction agreement

Each person who held our stock before our initial public offering is subject to a stock restriction agreement with us. The stock restriction agreement prohibits each pre-IPO stockholder from selling or otherwise transferring shares of our common stock held immediately before the IPO as follows:

- before April 24, 2000, no pre-IPO stockholder could sell any of his or her pre-IPO stock except in public offerings;

- from April 24, 2000 until April 23, 2003, each pre-IPO stockholder may sell up to 50% of his or her pre-IPO stock, less any shares previously sold in public offerings;

- from April 24, 2003 to April 23, 2005, each pre-IPO stockholder may sell up to an additional 20% of his or her pre-IPO stock; and

- on and after April 24, 2005, each pre-IPO stockholder may sell, in any 12-month period, an amount equal to the greater of:

  - 10% of his or her pre-IPO stock, or

  - one-third of the pre-IPO stock held by him or her on April 24, 2005.

Upon the death or retirement for disability of any pre-IPO stockholder in accordance with our policies, the foregoing restrictions terminate with respect to his or her pre-IPO stock. The board of directors has the discretion to waive any of the restrictions imposed by the stock restriction agreement.

Under the terms of the stock restriction agreement, if any pre-IPO stockholder leaves us other than for death or retirement for disability in accordance with our policies, we will generally have the following rights to repurchase his or her pre-IPO stock:

- until April 24, 2003, we may repurchase up to 50% of his or her pre-IPO stock; and

- on and after April 24, 2003, we may repurchase all of the pre-IPO stock that the pre-IPO stockholder will not have already become entitled to sell.

The purchase price will be equal to 70% of the fair market value of the repurchased stock (95% in the case of pre-IPO stockholders who retire after April 24, 2003), or, if the pre-IPO stockholder competes with us, 40% of fair market value. The purchase price will be payable in three equal annual installments. The stock restriction agreement will terminate on April 23, 2008 or earlier with the approval of our board of directors.

Payments to directors

We have made payments to Drs. Fisher, Salop and Shapiro, all of whom are our directors, for their services as outside experts, including payments for consulting services to clients and for the generation of engagements for us. In fiscal 2002 and fiscal 2003 (through February 21, 2003, the end of our first quarter of fiscal 2003), we paid Dr. Fisher an aggregate of approximately $1,114,000. In fiscal 2002 and fiscal 2003 (through February 21, 2003), we paid Dr. Salop an aggregate of approximately $2,305,000. In fiscal 2002 and fiscal 2003 (through February 21, 2003), we paid Dr. Shapiro an aggregate of approximately $1,264,000. We have accrued additional payments that will be made to each of Drs. Fisher, Salop and Shapiro during fiscal 2003 for consulting services they have performed and business engagements they have generated as of the date of this proxy statement, in approximate amounts of $417,000, $673,000 and $243,000 respectively. These amounts include payments made to companies wholly owned by each of the directors.

Based on the terms of an agreement we entered into with Dr. Shapiro when we acquired the Tilden Group in December 1998, Dr. Shapiro is eligible for a specified bonus payment if certain billable hour conditions are met. Pursuant to that agreement, in fiscal 2002 we paid Dr. Shapiro a performance bonus of

$64,400. Dr. Shapiro is eligible for future annual bonus payments through fiscal year 2013. The eligible bonus amount for fiscal 2003 is $72,128 and will continue to increases by 12% each year.

Dr. Moriarty receives $10,000 for his service as a director of NeuCo, Inc., one of our subsidiaries. In addition, Dr. Moriarty receives $70,000 for his service as the chairman of the board of NeuCo, Inc.

We have made office space and support services available to Cubex Corporation, a company wholly owned by Dr. Moriarty. The portion of our expenses, including rent, labor costs and insurance, allocable to the resources made available to Cubex, net of reimbursements, was approximately $40,000 in fiscal 2002 through May 30, 2002, the date on which Dr. Moriarty became the chairman of our board of directors.

Loans to executive officers

Pursuant to a letter agreement with Dr. Cooper, in May 2000 we loaned Dr. Cooper $100,000 at an interest rate of 6% per year. All principal and interest are payable in May 2003. We agreed to forgive one-third of the principal and all accrued interest on each of the first three anniversaries of Dr. Cooper's employment. We also agreed to forgive any remaining balances on the loan if Dr. Cooper's employment is terminated not-for-fault, including as a result of any change of control.

In October 2002, Mr. Tubridy resigned as our chief financial officer and, as a result, our loan to him became immediately due and payable. At that time, the loan had an outstanding balance of approximately $234,226. We exercised our right to repurchase 9,800 shares of our common stock, which Mr. Tubridy had pledged as collateral for the loan, at a price of $16.25 per share, and applied the proceeds toward repayment of the loan. Mr. Tubridy repaid the remaining balance of the loan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on March 10, 2003, there were issued and outstanding 9,011,382 shares of our common stock entitled to cast 9,011,382 votes. On March 10, 2003, the closing price of the common stock as reported on the Nasdaq National Market was $16.25 per share.

Principal stockholders

The following table provides information regarding the beneficial ownership of our common stock as of March 10, 2003 by:

- each person known by us to be the beneficial owner of more than five percent of our common stock;

- each of our directors;

- each executive officer named in the summary compensation table; and

- all of our current directors and executive officers as a group.

The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the "Right to acquire" column consist of shares that may be purchased through the exercise of options that vest within 60 days of March 10, 2003.

Name	Shares beneficially owned			
	Outstanding	Right to acquire	Total	Percent
Wasatch Advisors, Inc.(1)	1,491,254	—	1,491,254	16.5%
James C. Burrows(2)	476,531	20,014	496,545	5.5%
Rowland T. Moriarty(3)	359,228	25,000	384,228	4.3%
Steven C. Salop(4)	325,737	—	325,737	3.6%
Franklin M. Fisher	296,080	—	296,080	3.3%
Carl Shapiro	63,586	16,400	79,986	*
Christopher Maxwell	52,000	21,250	73,250	*
Carl Kaysen	47,063	25,000	72,063	*
Robert J. Larner	49,180	8,750	57,930	*
J. Phillip Cooper(5)	—	48,000	48,000	*
William F. Concannon	10,000	16,666	26,666	*
Michael J. Tubridy(6)	—	—	—	*
Ronald T. Maheu	—	—	—	*
All current directors and executive officers as a group (eleven persons)	1,679,405	181,080	1,860,485	20.2%

* Less than one percent.

(1) The number of shares beneficially held by Wasatch Advisors, Inc. is based solely on information in an amended Schedule 13G filed on February 13, 2003 by Wasatch Advisors, Inc. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(2) Includes 71,275 shares held in trust for the benefit of Dr. Burrows and certain members of his immediate family. The address for Dr. Burrows is in care of Charles River Associates Incorporated, 200 Clarendon Street, Boston, Massachusetts 02116.

(3) Includes 120,897 shares held by trusts for the benefit of Dr. Moriarty and certain members of his immediate family, including a trust for which Dr. Moriarty's wife acts as trustee.

(4) Includes 104,814 shares held by Dr. Salop's wife as trustee of two trusts for the benefit of certain members of Dr. Salop's immediate family.

(5) Represents stock options held by a third party in an irrevocable trust for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these stock options.

(6) Based on information available to us at the time of Mr. Tubridy's departure.

REPORT OF THE AUDIT COMMITTEE

The board of directors appointed an audit committee to monitor the integrity of our firm's consolidated financial statements, its system of internal controls and the independence and performance of its internal and independent auditors. The audit committee also recommends to the board of directors the selection of independent auditors. The audit committee is governed by a written charter adopted by the board of directors. A copy of the audit committee charter can be found as annex A to the proxy statement we filed with the Securities and Exchange Commission in March 2001 relating to our 2001 annual meeting of stockholders.

The audit committee currently consists of three non-employee directors. Each member of the audit committee is "independent" within the meaning of the Nasdaq Stock Market's marketplace rules. Mr. Prichard served on the audit committee during fiscal 2002 but did not participate in the preparation of this report.

Our firm's management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our firm's independent auditors are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing, including with respect to auditor independence. We have relied, without independent verification, on the information provided to us and on the representations made by our firm's management and independent auditors.

In fulfilling our oversight responsibilities, we discussed with representatives of Ernst & Young, our firm's independent auditors for fiscal 2002, the overall scope and plans for their audit of our firm's consolidated financial statements for fiscal 2002. We met with them, with and without our firm's management present, to discuss the results of their examinations and their evaluations of our firm's internal controls and the overall quality of our firm's financial reporting.

We reviewed and discussed the audited consolidated financial statements for fiscal 2002 with management and the independent auditors.

We discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees,* as amended, including a discussion of our firm's accounting principles, the application of those principles, and the other matters required to be discussed with audit committees under generally accepted auditing standards.

In addition, we received from the independent auditors a letter containing the written disclosures required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* and discussed the disclosures with them, as well as other matters relevant to their independence from management and our firm. In evaluating the independence of our auditors, we considered whether the services they provided to our firm beyond their audit and review of our consolidated financial statements was compatible with maintaining their independence. We also considered the amount of fees they received for audit and non-audit services.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in the audit committee charter, we recommended to the board of directors that our firm's audited consolidated financial statements for fiscal 2002 be included in our firm's annual report on Form 10-K. We also recommended to the board of directors that Ernst & Young be selected as our firm's independent auditors for fiscal 2003.

The audit committee

Carl Kaysen, Chairman
William F. Concannon
Ronald T. Maheu

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Proposal Two concerns the ratification of the appointment of Ernst & Young LLP by the board of directors to be our independent accountants.

Although Massachusetts law does not require that our stockholders ratify the appointment by the board of directors of our accountants each year, our board of directors believes it is appropriate to submit its selection to the stockholders for their approval and to abide by the result of the stockholders' vote.

Audit fees

The aggregate fees for professional services rendered by Ernst & Young in connection with their audit of our annual consolidated financial statements and their review of our interim consolidated financial statements included in our quarterly reports on Form 10-Q for fiscal 2002 were approximately $130,000.

Financial information systems design and implementation fees

For fiscal 2002, Ernst & Young rendered no professional services relating to the design and implementation of financial information systems.

All other fees

The aggregate fees for all other services rendered by Ernst & Young for fiscal 2002 was approximately $370,000, of which $150,000 related to tax services and statutory audits for some of our foreign subsidiaries.

Ratification of appointment

Our board of directors recommends that the stockholders ratify the appointment of Ernst & Young as independent accountants to audit our consolidated financial statements for the fiscal year ending November 29, 2003. We expect that representatives of Ernst & Young will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions from stockholders.

Our board of directors recommends that you vote <u>FOR</u> the proposal to ratify the appointment of Ernst & Young as our independent accountants for the fiscal year ending November 29, 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. SEC regulations require officers, directors and greater-than-ten-percent stockholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during fiscal 2002 and Forms 5 and amendments thereto furnished to us with respect to fiscal 2002, or written representations that Form 5 was not required for fiscal 2002, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent stockholders were fulfilled in a timely manner.

STOCKHOLDER PROPOSALS

Stockholder proposals for inclusion in our proxy materials relating to our 2004 annual meeting of stockholders or special meeting in lieu thereof must be received by us at our executive offices no later than November 19, 2003 or, if the date of that meeting is more than 30 calendar days before or after April 18, 2004, a reasonable time before we begin to print and mail our proxy materials with respect to that meeting.

In addition, our by-laws provide that a stockholder desiring to bring business before any meeting of stockholders or to nominate any person for election to the board of directors must give timely written notice to our clerk in accordance with the procedural requirements set forth in our by-laws. In the case of a regularly scheduled annual meeting, written notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days before the scheduled annual meeting, must describe the business to be brought before the meeting and must provide specific information about the stockholder, other supporters of the proposal, their stock ownership and their interest in the proposed business. If we hold a special meeting in lieu of our 2004 annual meeting before April 16, 2004, and if we give less than 70 days' notice or prior public disclosure of the date of that special meeting, then the stockholder's notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which we mailed notice of the date of the special meeting and (2) the day on which we publicly disclosed the date of the special meeting. Currently, in order to bring an item of business before the 2004 annual meeting in accordance with our by-laws, a stockholder must deliver the requisite notice of that item of business to us between January 17, 2004 and February 16, 2004.

AVAILABLE INFORMATION

Stockholders of record on March 10, 2003 will receive a proxy statement and our annual report to stockholders, which contains detailed financial information about our firm. The annual report is not incorporated herein and is not deemed a part of this proxy statement.